Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: January 13, 2014

The following is a presentation made to analysts by AMEC and posted on its website, www.amec.com on January 13, 2014:

Possible offer for Foster Wheeler 13 January 2014

Disclaimer This presentation may contain statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise. This presentation is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom. AMEC has not commenced and may not make an offer to purchase Foster Wheeler shares as described in this presentation. In the event that AMEC makes an offer (as the same may be varied or extended in accordance with applicable law), AMEC will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. Any offer in the United States will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays. This presentation is not intended for distribution to, or use by any person or entity in any jurisdiction where such distribution or use may be restricted by law and therefore persons in such jurisdictions into which this presentation is distributed should inform themselves about and observe such restrictions. IF AN OFFER IS MADE, SHAREHOLDERS OF Foster Wheeler ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC's website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.AMEC.com. This presentation does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. Participants in the Solicitation If the offer involves a solicitation of a proxy, AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 if and when filed. Information about Foster Wheeler's directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction, if an offer is made, when they become available. If an offer is made, investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Highlights AMEC possible offer for Foster Wheeler Key benefits Significantly enhances oil & gas position and improves geographic footprint Brings together two highly-skilled workforces Significant synergies Retention of low-risk and cash generative business model Headline terms For each Foster Wheeler share: c.0.9 new AMEC shares(1) and $16.00 in cash Represents $32 per share(2), and $3.2 billion for whole of Foster Wheeler(3) Financing AMEC to issue c.90 million new shares: Foster Wheeler shareholders would have 23% of enlarged company Cash element from existing cash and new debt Expected to be double-digit EPS enhancing within 12 months and exceed cost of capital within 24 months of completion Sources: 1) may include shares in the form of ADRs 2) the possible exchange ratio of 0.8998 has been calculated assuming GBP:USD exchange rate of: 1.648 and AMEC share price of 1079p 3) 99.7 million shares plus awards over 1.6m FW shares expected to be rolled over into AMEC awards

AMEC today Investing in growth Investing in excellence e.g.: Serco Nuclear qedi MACTEC GRD Minproc e.g.: STEP change Operational Excellence AMEC Academy Investing in growth across AMEC Sources: AMEC ordinary dividends and buybacks 2007-13 total £956 million. Pie chart: AMEC H1 revenue split c.£1 billion returned to shareholders Balanced portfolio Highly cash generative

AMEC today Our approach to acquisitions Acquisitions enhance our organic growth Enhance AMEC’s position in chosen markets Increase the range of services offered to clients Expand geographic footprint – especially in Growth Regions Acquisitions must meet clear financial requirements EPS accretion Returns in excess of WACC by the second full year Disciplined approach to acquisitions within clearly defined criteria

A compelling combination Foster Wheeler: an overview Foster Wheeler is a leading international oil & gas engineering, construction and project management contractor and power equipment supplier Source: Foster Wheeler Form 10-Q,10-K & website, all reported in US GAAP. Backlog converted into AMEC regional format. Scope revenue excludes nil margin procurement International footprint Strong brand Highly skilled workforce Engineering & project management expertise Mid and downstream oil & gas focus Strong customer relationships Predominantly cost-plus business model Asset light E&C business model Specialised power equipment business

A compelling combination Strategic rationale for the acquisition Strong brand and international footprint P Complements AMEC’s footprint Doubles size of Growth Regions and expands LatAM exposure Highly skilled workforce P Similar to AMEC’s skill set Engineering and project management company P Mid and downstream oil & gas focus P Complements AMEC’s upstream focus Strong customer relationships P Complements AMEC’s IOC customer base Adds new NOC customers Opportunities to cross sell Predominantly cost-plus business model P Same as AMEC Access to technology and know-how Low-risk, high-value service model Asset light E&C business model P Specialised power equipment business P Robust and profitable business World leading CFB technology CFB stands for Circulating Fluidised Bed

A compelling combination Clear alignment with our growth strategy Strengthens oil & gas business Positions AMEC to serve the whole oil & gas value chain Combines two highly-skilled workforces Similar service offering to AMEC Provides new customer relationships Opportunities for cross-sell with existing customers Additional access to know-how and process expertise Expands geographic footprint Robust and profitable power equipment business Complements AMEC’s existing positions; creates new growth opportunities

A compelling combination Strengthens oil & gas market positioning AMEC Foster Wheeler Combined business Offshore engineering PP P PP Upstream maintenance modifications, operations PP - PP Oil sands PP P PP Gas monetisation/LNG P PP PP Refineries P PP PP Petrochems/Chemicals - PP PP Project management PP PP PP Strong position across oil & gas value chain – on and off shore Source: Indicative assessment of market made by AMEC. Does not reflect the entirety of the market

A compelling combination Clear alignment with our growth strategy Strengthens oil & gas business Expands geographic footprint More than doubles revenues in Growth Regions Expands presence in Latin America Combined position strengthens offering Scale brings benefits for workflow, HVDC, mobility, sales network Robust and profitable power equipment business Complements AMEC’s existing positions; creates new growth opportunities Notes: AMEC Growth Regions includes: Africa, Middle East, CIS, Asia-Pacific, HVDC stands for High Value Delivery Centre

A compelling combination Clear alignment with our growth strategy Strengthens oil & gas business Expands geographic footprint Robust and profitable power equipment business Leading supplier of advanced steam generators and auxiliary equipment expertise in difficult-to-burn fuel and variable fuel mixes low emission product suite High margin, with strong cashflow Solid backlog of new orders and after market support provides visibility Complements AMEC’s existing positions; creates new growth opportunities

A compelling combination Financially attractive acquisition Attractive return on investment Double-digit earnings enhancing in first 12 months ROIC expected to exceed cost of capital in second 12 months Significant synergies expected Estimated cost synergies of at least $75 million per annum Significant tax savings Revenue synergies opportunity Similar business models: remain low risk and cash generative Maintain AMEC’s existing dividend policy Approach to returns of ‘surplus cash’ unchanged Balance sheet capacity for buybacks Double-digit earnings enhancement expected in first 12 months Source: Synergies are an AMEC management estimate

A compelling combination Terms of possible offer for Foster Wheeler Headline terms For each Foster Wheeler share: approximately 0.9 new AMEC shares(1) and $16.00 in cash Represents $32.00 per share(2), and $3.2 billion for whole of Foster Wheeler(3) Two Foster Wheeler non-executive directors are expected to join AMEC board on completion Non-solicitation agreement until 22 February 2014 Proposed financing AMEC to issue c.90 million new shares: Foster Wheeler shareholders would have 23% of enlarged company Cash element from existing cash and new debt: pro forma net debt to LTM EBITDA of c.1.6x(4) Foster Wheeler planning a pre-completion dividend of $0.40 per share Key pre-conditions Satisfactory completion of due diligence Finalisation of financing arrangements Negotiation of an implementation agreement Confirm board approvals Sources: 1) may include shares in the form of ADRs 2) the possible exchange ratio of 0.8998 has been calculated assuming GBP:USD exchange rate of: 1.648 and AMEC share price of 1079p 3) 99.7 million shares plus awards over 1.6m FW shares expected to be rolled over into AMEC awards 4) AMEC estimate

A compelling combination Preliminary timetable Process to a firm offer Work through pre-conditions Complete US GAAP to IFRS reconciliation revenue recognition treatment of asbestos liability Process to completion AMEC SEC registration and US listing Complete shareholder documentation Antitrust and regulatory approvals Foster Wheeler and AMEC shareholder meetings expected around half year Possible closing in the second half of 2014 AMEC’s 2013 full year results will be announced on 13 February

AMEC Current trading and outlook 2013: In line with expectations 2014: Underlying business continues to perform as expected Impact of current 2014 forecast exchange rates: c. £10 million reduction in EBITA year-on-year Acquisition of Foster Wheeler expected to be double-digit earnings enhancing in first 12 months after completion full benefit will not be achieved in 2014 do not now expect to report EPS > 100 pence in 2014 Underlying business performing as expected

AMEC + Foster Wheeler: a compelling combination Enhances oil and gas position across the whole value chain: on and off shore Expands geographic footprint Brings together two highly-skilled workforces Retention of low-risk, cash generative, business model Financially attractive P P P P Accelerates AMEC’s growth strategy P

Appendix

Appendix Overview of Foster Wheeler – key financials $ million 9m to Sep-13 FY 2012 Scope revenue 1,892 2,548 Total revenue 2,455 3,391 EBITDA (2) 213 306 Margin 8.7% 9.0% ‘Scope margin’ (ex flow-through) 11.3% 12.0% $ million Sep-13 FY 2012 Total equity 752 757 of which un-restricted cash 497 582 Total debt 131 138 Net US asbestos liability (3) 134 139 Key income statement items (1) Key balance sheet items Backlog (4) $ million Sep-13 FY 2012 E&C 2,919 2,197 Power Equipment 584 754 Total 3,503 2,950 By division By contract type By geography $ million Sep-13 FY 2012 Lump-sum turnkey 19 71 Other fixed-price 1,077 1,328 Reimbursable 2,407 1,552 $ million Sep-13 FY 2012 Americas 1,586 848 Europe 389 377 Growth Regions 1,528 1,725 Source: Foster Wheeler 30 September 2013 Form 10-Q press release and Fact Book, Backlog converted into AMEC regional analysis Continuing operations Before asbestos provision of $30m for FY12 and $10m benefit for 9M13 US asbestos-related liability less asbestos-related insurance recovery receivable excluding ‘flow-through’ procurement (1) (2) (3) (4)

Appendix Foster Wheeler E&C business: overview Engineering and project management services focus Front-end design (FEED); engineering, procurement, construction (EPC); and project management services for the following key sectors: Upstream oil and gas (mostly onshore) Midstream, including LNG liquefaction, gas-to-liquids, carbon capture/sequestration Oil refining, including delayed coking and fired heaters Chemicals and petrochemicals Pharmaceuticals/ biotechnology Mining and metals Major engineering centres: United Kingdom, Italy, United States, Singapore, Thailand, China, India, France, Spain, South Africa c. 10,000 employees Predominantly cost plus business model Source: Foster Wheeler 30 September 2013 Form 10-Q, Foster Wheeler 31 December 2012 Form 10-K, Foster Wheeler Website (1) Revenue and EBITDA from continuing operations, EBITDA pre Group costs E&C key financial metrics(1) $ million 9m to Sep-13 FY 2012 Scope revenue 1,309 1,586 Total revenue 1,866 2,419 EBITDA 157 192 Margins 8.4% 7.9% ‘Scope margins’ (ex flow-through) 12.0% 12.1% Selected customers

Appendix
Foster Wheeler power equipment business: overview

- **Designs, manufactures and installs power generation equipment**
  - Deep history and experience, with leading positions across a number of products
  - World leading supplier of advanced industrial and utility steam generators to handle difficult-to-burn fuels and meet stringent environmental requirements
  - Circulating fluidised-bed (CFB) steam generators up to 800MW
  - Flue gas cleaning systems for NOx, SOx and particulate reduction
- Wide range of aftermarket products and services
- Major engineering centres: United States, China, Finland, Spain, Poland
- Fabrication facilities: China, Poland, Spain and Thailand
- c. 3,000 employees
- Mainly fixed price design and supply business model

Power equipment key financial metrics(1)

$ million	9m to Sep-13	FY 2012
Scope Revenue	583	962
Total Revenue	590	972
EBITDA	116	205
Margins	19.6%	21.1%

Current/recent projects

Samcheok Green Power Plant, S Korea

Mao Khe Thermal Power Plant, Vietnam

Novocherkassaya GRES, Russia

Dominion Virginia City Hybrid Energy Center, US

Jiahua, PRC

Build-own-operate (BOO) projects:

Martinez, CA: Cogeneration

Minneapolis, MN: District heating

Concepcion, Chile: Cogeneration

Source: Foster Wheeler 30 September 2013 Form 10-Q, Foster Wheeler 31 December 2012 Form 10-K, Foster Wheeler Website

(1) Revenue and EBITDA from continuing operations, EBITDA pre Group costs

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Appendix Overview of AMEC AMEC is a supplier of consultancy, engineering and project management services in the oil and gas, mining, clean energy, environment and infrastructure markets Source: AMEC 2012 report and accounts, AMEC website International footprint Strong brand Highly skilled workforce Engineering & project management expertise Upstream oil & gas strength Balanced portfolio across 4 end markets Strong customer relationships Predominantly cost-plus business model Asset light E&C business model 2012 revenues (£4.2 billion)

Investor Relations contacts Sue Scholes Director of Communications sue.scholes@amec.com 44 (0) 20 7429 7512 Rupert Green Interim Head of Investor Relations rupert.gree@amec.com 44 (0) 20 7429 7512 Laura O’Neill Investor Relations Associate laura.oneill@amec.com 44 (0) 20 7429 7512